UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ TO _____

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

ADM 401(k) Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

ADM 401(k) Plan for Hourly Employees
Years Ended December 31, 2003 and 2002

ADM 401(k) Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm

The Administrative Committee
ADM 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) Plan for Hourly Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

St. Louis, Missouri
June 17, 2004

ADM 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Interest in Master Trust	**$58,105,043**	$32,839,519
Participant loans receivable	**2,178,983**	1,464,348
Contributions receivable from employees	**303,455**	251,974
Net assets available for benefits	**$60,587,481**	$34,555,841

See accompanying notes.

ADM 401(k) Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2003	**2002**
Additions:		
Contributions from participating employees	**$10,171,237**	$ 8,437,876
Transfer of assets from another plan	**11,049,392**	1,076,275
Dividend and interest income	**1,412,239**	1,029,062
	22,632,868	10,543,213
Deductions:		
Benefit payments	**(3,833,744)**	(3,571,556)
Net realized and unrealized appreciation (depreciation) in fair value of investments	**7,232,516**	(3,176,992)
Net increase	**26,031,640**	3,794,665
Net assets available for benefits at beginning of year	**34,555,841**	30,761,176
Net assets available for benefits at end of year	**$60,587,481**	$34,555,841

See accompanying notes.

ADM 401(k) Plan for Hourly Employees

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The ADM 401(k) Plan for Hourly Employees (the Plan) is a defined contribution plan available to all eligible hourly employees of Archer Daniels Midland Company (ADM or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM Employee Stock Ownership Plan for Hourly Employees (ESOP). The Company matches contributions made to the Plan by contributing to the ESOP, in the form of ADM common stock. Employees become active participants on the first day of the calendar month after completing six months of continuous employment with a participating employer at a participating location. Employee eligibility varies by location and employment status. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee eligibility.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust agreement established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 25% of their compensation to the Plan, subject to certain Internal Revenue Service limitations and the Plan's provisions for the participating location.

All Company contributions are deposited in the ESOP in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

1. Description of the Plan (continued)

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan.

Eligible participants have diversification rights under the ESOP that allows them to convert all or any number of shares of ADM common stock credited to their company account to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Diversification rights and investment options vary by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding diversification rights and investment option.

Participants in the ESOP may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan. Investment options vary by location. Employees should refer to the Plan investment materials for more complete information regarding investment options.

Plan Mergers

On September 6, 2002, ADM acquired Minnesota Corn Processors LLC (MCP), an operator of wet corn milling plants in Minnesota and Nebraska. Effective December 31, 2002, ADM merged the assets of the MCP savings plans covering the hourly employees of MCP into the Plan. The net assets of the MCP savings plans covering hourly employees of $9,040,344 were transferred to the Master Trust in February 2003. For financial reporting purposes, the merger has been treated as if it occurred as of the date the assets of the MCP savings plans were transferred to the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time.

1. Description of the Plan (continued)

Loans are allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans are available for up to five years, and home purchase loans are available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. Participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan's investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 10.0% and 7.7%, respectively.

The following table presents the fair value of investments for the Master Trust:

	December 31	
	2003	**2002**
Assets		
Cash and cash equivalents	$ **388,708**	$ 240,053
Investment securities:		
ADM common stock	**372,817,264**	304,988,738
Mutual funds	**195,589,426**	114,105,194
Other common stock	**10,516,430**	9,268,253
Net assets available for benefits	**$579,311,828**	$428,602,238

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31	
	2003	**2002**
Net realized and unrealized appreciation (depreciation) on investments:		
ADM common stock	**$69,653,402**	$(47,713,753)
Mutual funds	**26,464,873**	(13,499,444)
Other common stock	**1,279,994**	(2,677,367)
	$97,398,269	$(63,890,564)
Dividend income	**$10,041,318**	$ 8,445,989

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

As of December 31, 2003, the Plan had applied for but not received a determination letter from the Internal Revenue Service stating the Plan was qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believed the Plan was qualified and, therefore, the related trust exempt from taxation.

Subsequent to December 31, 2003, the Company received a favorable determination letter from the Internal Revenue Service dated May 26, 2004, confirming the Plan's tax exempt status under Section 401(a) of the Internal Revenue Code.

ADM 401(k) Plan for Hourly Employees

Schedule

ADM 401(k) Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Current Value
Participant Loans	$2,178,983

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer


Dated: June 28, 2004

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42612 dated July 31, 2000, as amended by Post-Effective Amendment No. 1 dated August 8, 2000) pertaining to the ADM 401(k) Plan for Hourly Employees of our report dated June 17, 2004, with respect to the financial statements and schedule of the ADM 401(k) Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 23, 2004